                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                 _______________________________

                           SCHEDULE 13D
                         Amendment No. 1
            Under the Securities Exchange Act of 1934



                    Frisch's Restaurants, Inc.
_________________________________________________________________
                         (Name of Issuer)



               Common Stock, No par value per share
_________________________________________________________________
                  (Title of Class of Securities)


                             35874810
_________________________________________________________________
                          (CUSIP Number)


                      Gary P. Kreider, Esq.
                   Keating, Muething & Klekamp
                One East Fourth Street, 18th Floor
                      Cincinnati, Ohio 45202
                          (513) 579-6411
_________________________________________________________________
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                          August 5, 1996
_________________________________________________________________
     (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].

Check the following box if a fee is being paid with this statement [ ].


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CUSIP NO. 35874810                13D        Page 2 of  5 Pages


  1  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Mr. Jerry L. Ruyan -- ###-##-####


  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [x]

                                                          (b)   [ ]

  3  SEC USE ONLY


  4  SOURCE OF FUNDS*

        PF

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                      [ ]


  6  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States citizen

                 7  SOLE VOTING POWER

                          -0-
   NUMBER OF
     SHARES      8  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY
      EACH                443,600
   REPORTING
  PERSON WITH
                 9  SOLE DISPOSITIVE POWER


                         348,000

                10  SHARED DISPOSITIVE POWER

                           -0-

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              443,600

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                            [ ]


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.5%

 14  TYPE OF REPORTING PERSON*
        IN


              *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 35874810                13D          Page 3 of 5 Pages

  1  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Barry S. Nussbaum -- ###-##-####


  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [x]

                                                          (b)   [ ]

  3  SEC USE ONLY


  4  SOURCE OF FUNDS*

        PF

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                      [ ]


  6  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States citizen

                 7  SOLE VOTING POWER

                          -0-
   NUMBER OF
    SHARES       8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY
     EACH                 443,600
   REPORTING
  PERSON WITH    9  SOLE DISPOSITIVE POWER


                           95,600

                10  SHARED DISPOSITIVE POWER

                           -0-

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             443,600

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                            [ ]


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.5%

 14  TYPE OF REPORTING PERSON*
        IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

             This Amendment No. 1 to Schedule 13D ("Amendment") is filed to reflect a material acquisition of beneficial ownership of Frisch's Restaurants, Inc. Common Stock as required by Rule 13d-2 promulgated under the Securities Exchange Act of 1934. This Amendment is also filed to revise Item 4 of Schedule 13D.

Item 4            Purpose of Transaction.

             Messrs. Ruyan and Nussbaum have decided to nominate at the 1996 Annual Meeting of Frisch's Restaurants, Inc. a slate of four persons, which will include them, to serve as directors of Frisch's Restaurants, Inc.

             Messrs. Ruyan and Nussbaum have also determined to propose at the 1996 Annual Meeting of Shareholders of Frisch's
Restaurants, Inc.:

             (1) An amendment to the Code of Regulations of Frisch's Restaurants, Inc. to provide for the elimination of the classified Board of Directors of the Company, to set the number of directors to be elected and to provide that all directors be elected annually for one-year terms; and

             (2) An amendment to the Code of Regulations of Frisch's Restaurants, Inc. to require that a majority of the directors of the Company be non-management directors.

Item 5       Interest in Securities of Issuer.

             I.   Jerry L. Ruyan

             (a)  See page 2, nos. 11 and 13.
             (b)  See page 2, nos. 7-10.
             (c) All of the following trades were made through market transactions in the last 60 days:

                       Purchase
             Date      or Sale   Number of Shares    Price Per Share
             ______    ________  ________________    _______________

             6/7/96    Purchase        5,000         $11.50
             7/2/96    Purchase       10,000         $11.50
             7/10/96   Purchase       10,000         $11.25
             7/16/96   Purchase       12,600         $11.75
             7/17/96   Purchase       12,400         $12.19
             7/17/96   Purchase        5,000         $13.71
             7/17/96   Purchase        1,700         $12.25
             7/22/96   Purchase          600         $13.88
             7/22/96   Purchase        6,100         $14.00
             7/23/96   Purchase       24,100         $13.88
             7/24/96   Purchase       10,000         $13.88
             7/29/96   Purchase        5,000         $15.00
             7/29/96   Purchase        5,000         $14.90
             8/01/96   Purchase        4,100         $14.50
             8/05/96   Purchase       20,700         $14.63

             (d)  None.
             (e)  Not Applicable.


             II.  Barry S. Nussbaum

             (a)  See page 3, nos. 11 and 13.
             (b)  See page 3, nos. 7-10.
             (c) All of the following trades were made through market transactions in the last 60 days:

                       Purchase
             Date      or Sale   Number of Shares    Price Per Share
             ______    ________  ________________    _______________

             7/19/96   Purchase           100        $13.88
             7/19/96   Purchase         5,000        $13.80
             7/26/96   Purchase           500        $14.00

             (d)  None.
             (e)  Not Applicable.

             III. Messrs. Ruyan and Nussbaum

             (a)  443,600 shares or 6.5%
             (b)  See pages 2 and 3, nos. 7-10
             (c)  See (I)(c) and (II)(c) above.
             (d)  None.
             (e)  Not Applicable.


Dated:  August 6, 1996                *
                                      ___________________________
                                      Jerry L. Ruyan



                                      *
                                      ___________________________
                                      Barry S. Nussbaum



                                       *By: Gary P. Kreider
                                            _____________________
                                           Gary P. Kreider
                                           Attorney-in-Fact